Cheston J. Larson	12670 High Bluff Drive
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VIA EDGAR AND HAND DELIVERY

Ms. Mary Beth Breslin

Branch Chief

Office of Healthcare and Insurance

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Crinetics Pharmaceuticals, Inc. Draft Registration Statement on Form S-1 Submitted May 3, 2018 CIK No. 0001658247

Dear Ms. Breslin:

We are in receipt of the Staff’s letter dated June 2, 2018 with respect to the above-referenced confidential draft Registration Statement (the “Registration Statement”). We are responding to the Staff’s comments on behalf of Crinetics Pharmaceuticals, Inc. (“Crinetics” or the “Company”) as set forth below.    Simultaneously with the submission of this letter, the Company is confidentially submitting via EDGAR Amendment No. 1 to the draft Registration Statement (the “Amended Registration Statement”) responding to the Staff’s comments and updating the Registration Statement. Courtesy copies of this letter and the Amended Registration Statement (marked to show changes to the Registration Statement) are being submitted to the Staff by hand delivery.

The Company’s responses set forth in this letter are numbered to correspond to the numbered comments in the Staff’s letter. All terms used but not defined herein have the meanings assigned to such terms in the Amended Registration Statement. For ease of reference, we have set forth the Staff’s comments and the Company’s response for each item below.

June 11, 2018

Prospectus Summary

Overview, page 1

1.	Please remove the last row in your product pipeline table here and in the Business section since you have not yet identified a product candidate and it is therefore premature to include it in the pipeline table. Please also include in the table a column for Phase 3.

Crinetics’s Response: The Company has revised its product pipeline table on pages 1 and 94 of the Amended Registration Statement in response to the Staff’s comment.

CRN00808 for the treatment of acromegaly, page 2

2.	We note your disclosure on page 16 that you will need to submit an IND for acceptance by the FDA and comparable foreign regulatory authorities prior to initiating your planned Phase 2 clinical trials. Please disclose this in the Prospectus Summary so as to highlight to investors that although you reported Phase 1 results for CRN00808, you still must prepare and receive approval of an IND before conducting Phase 2 trials in the U.S.

Crinetics’s Response: The Company has revised the disclosure on pages 2, 17, 74 and 89 of the Amended Registration Statement in response to the Staff’s comment.

Implications of Being an Emerging Growth Company, page 5

3.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Crinetics’s Response: The Company acknowledges the Staff’s comment and will provide to the Staff on a supplemental basis under separate cover copies of all written materials that the Company, or anyone authorized to do so on the Company’s behalf, has presented to potential investors in reliance on Section 5(d) of the Securities Act of 1933, as amended. In the event the Company determines to present additional communications to potential investors in reliance on Section 5(d) of the Securities Act, it will provide the Staff with copies of such additional written materials on a supplemental basis.

Risk Factors

Use of our product candidates could be associated with side effects…, page 19

4.	We note your reference here and elsewhere in the prospectus to your preclinical and clinical studies suggesting an “acceptable safety profile.” Please remove statements suggesting that your product candidates are safe, as approval by the FDA and other regulatory agencies is dependent on such agencies making this determination.

Crinetics’s Response: The Company has revised the disclosure on page 18 of the Amended Registration Statement in response to the Staff’s comment.

Management’s discussion and analysis of financial condition and results of operations

Critical accounting policies and significant judgments and estimates

Stock-based compensation expense, page 81

5.	On page 142, you indicate that from October 2015 through December 2017 you issued Series A preferred stock for $1.043 per share. Please address the following:

•	Tell us why the stock price for this series of preferred stock does not appear to have changed over the 27-month period stretching from October 2015 to December 2017.

•	Tell us when and how the pricing in the December 2017 issuance was determined.

June 11, 2018

•	Explain to us the difference between the $1.043 per share issuance price for the Series A preferred stock in December 2017 and the $3.233 issuance price of Series B preferred stock in February and March 2018. In your response tell us whether the Series B preferred stock has greater rights or preferences than does Series A preferred stock.

Crinetics’s Response: The Company respectfully advises the Staff that the Series A preferred stock was issued pursuant to a purchase agreement entered into by the Company and the investors party thereto on October 30, 2015. Pursuant to such agreement, the Series A preferred stock was to be issued at a purchase price of $1.043 per share in multiple tranches, with an initial tranche closing held in October 2015, and additional tranche closings, at which investors were obligated to purchase, and the Company was obligated to issue, additional shares of Series A preferred stock upon the achievement of certain milestones specified therein. Such tranche rights did not represent freestanding financial instruments and did not meet the definition of a derivative and therefore were not required to be bifurcated from their host contract. The price was fixed at $1.043 per share for all tranches, including the tranche that closed in December 2017, at the time the binding purchase agreement was entered into in October 2015.

In February 2018, the Company and certain investors entered into a purchase agreement providing for the sale of Series B preferred stock at a purchase price of $3.233 per share in two closings, with the second closing to take place within 45 days of the initial closing. The Series B preferred stock financing was led by three new third-party investors, and the purchase price was determined via negotiation with such investors, taking into account the significant clinical progress that had been made with the Company’s lead program, CRN00808, as well as its discovery, initial development and pre-clinical work for its CRN02481 and CRN01941 programs, and other discovery efforts since the pricing of the Company’s Series A preferred stock financing. The Series B preferred stock does not have any greater rights or preferences than the Series A preferred stock.

In response to the Staff’s comment, the Company has revised the disclosure on pages 148, F-16, F-17 and II-3 of the Amended Registration Statement.

6.	We may have additional comments on your accounting for equity issuances including stock compensation and beneficial conversion features. Once you have an estimated offering price, please provide us an analysis explaining the reasons for the differences between recent valuations of your common stock leading up to the IPO and the estimated offering price. In your response, specifically tell us the amount and related prices or exercise prices associated with equity activity after the latest balance sheet date presented in your submission.

Crinetics’s Response: The Company respectfully advises the Staff that the Company will supplementally provide the requested information with respect to the differences between recent valuations of the Company’s common stock leading up to the IPO and the estimated offering price range once an offering estimated price range has been determined.

Business

CRN00808 Overview and Clinical Development, page 92

7.	We note your disclosure on pages 2 and 96 that the preliminary adverse event profile from your Phase 1 clinical trial for CRN00808 appears consistent with that of approved peptide somatostatin analogs. However, since you state that analysis of the safety and tolerability data from this trial is in progress and you have yet to lock the database, it seems premature to make this comparison. Please revise accordingly. To the extent you retain discussion of the results in the Summary, please balance your disclosure of the trial results by describing the adverse events observed.

Crinetics’s Response: The Company has revised the disclosure on pages 2, 18 and 99 of the Amended Registration Statement in response to the Staff’s comment.

June 11, 2018

Research and Development, page 114

8.	Expand to revise this or elsewhere, as appropriate, to describe the terms of the research grants you received from the National Institutes of Health in 2016 and 2017. For instance, clarify whether the U.S. government has any rights to the products developed with the funds received, whether there are any circumstances under which you may have to pay back the funds received, etc. Provide similar disclosure with respect to any funds or credits received under the Australian R&D Tax Incentive program. Alternatively, provide an analysis as to why you believe such disclosure is not required.

Crinetics’s Response: The Company has revised the disclosure on pages 45, 75, 76 and 108 of the Amended Registration Statement in response to the Staff’s comment.

Executive and Director Compensation

Summary Compensation Table, page 124

9.	We note that you have provided executive compensation information for only your Chief Executive Officer. Please confirm that you accounted for all executive officers, including any vice president in charge of a principal business unit, division or function whose total compensation exceeded $100,000 in the last completed fiscal year. Refer to Item 402(m)(2)(ii) of Regulation S-K and the definition of “executive officer” in Rule 405.

Crinetics’s Response: The Company respectfully advises the Staff that in providing executive compensation information it has accounted for all “executive officers,” as such term is defined in Rule 405, including considering whether it has any vice president in charge of a principal business unit, division or function whose total compensation exceeded $100,000 in the last completed fiscal year. The Company effectively operates as a single business unit, all under the specific determination and direction of R. Scott Struthers, its Chief Executive Officer, and Marc Wilson, its Chief Financial Officer. Mr. Wilson commenced employment in January 2018, so was not an executive officer for 2017, but is expected to be a named executed officer for 2018. Accordingly, the Company does not consider any other individuals to be in charge of a principal business unit, division or function nor do any such individuals perform any policy making function.

Notes to Consolidated Financial Statements

Note 7: Subsequent Events, page F-19

10.	It appears from your disclosure on page II-3 that you have granted a significant number of stock options during the first quarter of 2018. Please add disclosure here and/or elsewhere in your submission that summarizes significant option grants or other equity awards after the date of the latest balance sheet presented.

Crinetics’s Response: The Company has revised the disclosure on pages 84, 130 and F-22 of the Amended Registration Statement to include information on options granted following March 31, 2018, the most recent balance sheet presented in the Amended Registration Statement, in response to the Staff’s comment.

June 11, 2018

General

11.	Please provide us proofs of all graphics, visual, or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus.

Crinetics’s Response: The Company respectfully acknowledges the Staff’s comment and confirms that the Amended Registration Statement contains all of the graphics the Company currently intends to use in the prospectus.

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Any comments or questions regarding the foregoing should be directed to the undersigned at 858-523-5435. Thank you in advance for your cooperation in connection with this matter.

Very truly yours,

/s/ Cheston J. Larson

Cheston J. Larson of LATHAM & WATKINS LLP

cc:	Mary Mast, Securities and Exchange Commission

Mark Brunhofer, Securities and Exchange Commission

Irene Paik, Securities and Exchange Commission

R. Scott Struthers, Ph.D., Crinetics Pharmaceuticals, Inc.

Matthew T. Bush, Latham & Watkins LLP

Charles S. Kim, Cooley LLP